UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__3__)*

Children's Broadcasting Corporation
-------------------------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------------------------
(Title of Class of Securities)

168755-20-5
------------------------------
(CUSIP Number)

Richard W. Perkins  730 East Lake Street, Wayzata, MN  55391 612-473-8367
--------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

10-Nov-1998
--------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (""Act"") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746   (12-91)            Page 1 of 5 pages

CUSIP No. 168755-20-5            Schedule 13D             Page 2 of 5 pages

1  NAME OF REPORTING PERSON
S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Perkins Capital Management, Inc.
41-1501962

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /_/
(b) /_/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
/_/

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   730 East Lake Street, Wayzata, MN  55391-1769

            7  SOLE VOTING POWER
               68,151
NUMBER OF
            8  SHARED VOTING POWER
SHARES         0

BENEFICIALLY

OWNED BY     9  SOLE DISPOSITIVE POWER
                371,567
EACH

REPORTING

PERSON       10  SHARED DISPOSITIVE POWER
                 0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    371,567

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.6%

14  TYPE OF REPORTING PERSON*
    IA


SEC 1746   (12-91)          Page 2 of 5 pages

CUSIP No. 168755-20-5        SCHEDULE 13D              Page 3 of 5 pages

1  NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

Richard W. Perkins
###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /_/
(b) /_/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/_/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   730 East Lake Street, Wayzata, MN  55391

NUMBER OF

SHARES             7  SOLE VOTING POWER
                      280,304
BENEFICIALLY
                   8  SHARED VOTING POWER
OWNED BY              0

EACH               9  SOLE DISPOSITIVE POWER
                      522,516
REPORTING
                  10  SHARED DISPOSITIVE POWER
PERSON                0

WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    522,516

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.9%

14  TYPE OF REPORTING PERSON*
    IN

SEC 1746  (12-91)                                     Page 3 of 5

CUSIP NO.  168755-20-5      SCHEDULE 13D                       Page 4 of 5

The Reporting Person hereby amends his statement on this Schedule 13D originally filed on February 11, 1998, and amended October 26, 1998, with respect to his beneficial ownership of shares of Common Stock, par value $.02 per share, of Children's Broadcasting Corp. (the Issuer). Items 3 through 5 of this schedule are hereby amended as follows:

Item 1.  Security and Issuer

(a) Children's Broadcasting Corporation
(b) 724 First Street North, Minneapolis, MN  55401

Item 2.  Identity and Background

(a) The names of the persons filing are Perkins Capital Management, Inc. and Richard W. Perkins.

(b) The filing persons business address is 730 East Lake Street,
    Wayzata, MN  55391.

(c) Perkins Capital Management, Inc., is a federally registered investment advisor. Richard W. Perkins is President of Perkins
Capital Management, Inc.

(d) No named person has ever been convicted in a criminal proceeding.

(e) No named person has ever been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The named persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

See Item 5.

Item 4.  Purpose of the Transaction
Sale of jointly owned shares to the Issuer in connection with a share repurchase program.

Item 5.  Interest in Securities of the Issuer
Perkins Capital Management, Inc. ("PCM") (page one of two, Schedule 13D) an investment advisor, has sole dispositive power over 371,567 share of common equivalents (includes 122,375 warrants exerciseable within 60 days) of the Issuer and has sole voting power over 68,151 of such shares.

On November 3, 1998, a "Note" in the amount of $500,000.00, which was held in Pyramid Partners, LLP, (a limited partnership in which Perkins Capital Management, Inc. is general partner) was paid off by the Issuer. The pay-ment included the original $500,000.00 as well as interest accrued for the time of the Note.

Richard W. Perkins, (page two of two, Schedule 13D), as trustee for various trusts of which he is sole trustee, owns, has sole dispositive power over 522,516 shares of common equivalents (includes 242,212 warrants exerciseable within 60 days) and sole voting power over 280,304 of such shares.

On November 10, 1998, Mr. Richard W. Perkins and Mr. Christopher T. Dahl sold in the aggregate 171,000 shares of common stock of the Issuer in connection with the Issuer's share repurchase program. Such shares were sold at the actual costs paid by Mr. Richard W. Perkins and Mr. Christopher
T. Dahl, including financing expenses associated therewith.

SEC 1746    (12-91)         Page 4 of 5 pages

CUSIP No. 168755-20-5     SCHEDULE 13D                 Page 5 of 5 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03-Dec-98

By  /s/     Richard W. Perkins
----------------------------------------------
(Signature)

Richard W. Perkins, President
----------------------------------------------
(Name/Title)


SEC 1746  (12-91)                 Page 5 of 5 pages